Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2015	2014	2013	2012	2011

Income (loss) from continuing operations excluding income or loss from equity investments	$(3,294,376)	$(543,051)	$(1,089,023)	$(1,102,837)	$52,824
Adjustments:
Fixed charges	407,081	404,514	450,743	367,238	294,484
Distributed income from equity investments	29,862	12,603	13,536	5,342	19,360
Capitalized interest, net of amortization	4,476	5,078	(13,518)	19,163	2,113
Arch Western Resources, LLC dividends on preferred membership interest	—	—	—	(72)	(91)
Total loss	$(2,852,957)	$(120,856)	$(638,262)	$(711,166)	$368,690
Fixed charges:
Interest expense	$397,979	$390,946	$381,268	$317,615	$230,186
Capitalized interest	9	—	15,918	15,625	1,937
Costs of debt retirement and write-off of related capitalized financing costs	—	—	42,921	23,668	51,448
Arch Western Resources, LLC dividends on preferred membership interest	—	—	—	72	91
Portions of rent which represent an interest factor	9,093	13,568	10,636	10,258	10,822
Total fixed charges	$407,081	$404,514	$450,743	$367,238	$294,484

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	1.25	x

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.